UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from July 1, 2006 to December 31, 2006
Commission File Number: 0-26802
     A. Full title of plan and the address of the plan, if different from that of the issuer named below:
CheckFree Services Corporation 401(k) Plan
     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
CheckFree Corporation
4411 East Jones Bridge Road
Norcross, Georgia 30092

CHECKFREE SERVICES CORPORATION 401(k) PLAN
Financial Statements
As of December 31, 2006 and June 30, 2006
and For The Six Months Ended December 31, 2006
and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
CheckFree Services Corporation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of CheckFree Services Corporation 401(k) Plan (the “Plan”) as of December 31, and June 30, 2006, and the related statement of changes in net assets available for benefits for the six months ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and June 30, 2006, and the changes in net assets available for benefits for the six months ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

June 28, 2007

CHECKFREE SERVICES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	June 30,
	2006	2006
ASSETS
CASH	$147,017	$134,799

INVESTMENTS, at fair value:
Mutual funds	87,578,316	75,820,420
Common collective trust funds	29,270,867	26,474,729
CheckFree Corporation common stock fund	27,826,003	30,787,472

Participant loans	2,237,023	1,971,397

Total investments	146,912,209	135,054,018

RECEIVABLES:
Employer contributions	2,735,013	4,054,382
Participant contributions	503,122	670,035

Total receivables	3,238,135	4,724,417

LIABILITIES
PAYABLES:
Excess contributions payable	(873)	(15,000)

Total payables	(873)	(15,000)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$150,296,488	$139,898,234

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	87,258	74,202

NET ASSETS AVAILABLE FOR BENEFITS	$150,383,746	$139,972,436

See Notes to the Financial Statements

CHECKFREE SERVICES CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Six Months
Ended
December 31,
2006
ADDITIONS (DEDUCTIONS):
Contributions:
Employer contributions	$2,735,013
Participant contributions	8,451,502
Rollovers	516,689

Total contributions	11,703,204

Investment income:
Interest and dividends	5,233,768
Net depreciation in fair value of investments	(36,711)

5,197,057
Administrative expenses	(16,815)

Net investment income	5,180,242

Distributions to participants	(6,472,136)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,411,310

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	139,972,436

End of period	$150,383,746

See Notes to the Financial Statements

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2006, AND
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
1.	DESCRIPTION OF PLAN

The following brief description of the CheckFree Services Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution savings plan covering all employees (excluding leased and temporary employees, interns, independent contractors and non-resident aliens) of CheckFree Services Corporation and its affiliates who have adopted the Plan as a participating employer (collectively, the “Company”). An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Effective July 1, 2006 an employee is eligible for the employer matching contribution portion of the Plan and the employer non-elective portion of the Plan upon attaining age 18 and having completed six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”), as amended. In addition, effective July 1, 2006, the Company adopted an amendment to the Plan whereby the Plan year was changed to a calendar year basis ending December 31. This resulted in a short Plan year from July 1, 2006 to December 31, 2006 for which this transition report on Form 11-K is filed.

Administration - The Plan is administered by the Company. SunTrust Banks, Inc. (“SunTrust”) is the trustee and record keeper of the Plan. All administrative fees paid to SunTrust in order to manage the Plan are paid by the Company. Administrative fees related to maintenance charges and investment expenses are paid by the Plan.

Contributions - Eligible employees of the Company may elect to defer 1% to 80% of their annual income for retirement subject to an annual maximum of $15,000 during calendar year 2006. For any employee who attained 50 years of age or more during the 2006 calendar year, the maximum deferral is increased from $15,000 to $20,000. Effective July 1, 2006 and through December 31, 2006, the Company provided a basic matching contribution equal to the greater of 50% of deferrals of the first 6% of an employee’s compensation or 100% of the employee’s deferrals, up to $500. All matching contributions during the period ended December 31, 2006 are made in the form of shares of CheckFree Corporation common stock deposited into the Plan’s CheckFree Corporation Company Stock Fund. This is a fund consisting primarily of CheckFree Corporation stock. The annual matching contribution must remain in the stock fund for a period of one year before it can be transferred to another investment within the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participants’ contributions and an allocation of the Company’s contributions and Plan earnings (losses) and charged with any distributions and administrative expenses associated with distributions. Allocations are based on the participants’ account balance as defined in the Plan.

Vesting - Participants are immediately vested in their contributions plus the earnings thereon. In addition, the participants are immediately vested in all Company contributions.

Participant Loans - Loans are recorded at an amount equal to their remaining principal balance. Loan terms may not exceed five years. However, if the purpose of the loan is for the purchase of a principal residence, longer repayment terms may be permitted. All loans are collateralized by the balance in the participant’s

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2006,
AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
account, and bear interest at rates determined by current market rates. Participants may borrow a minimum of $500 up to a maximum of 50% of their account, not to exceed $50,000. Interest rates ranged from 5.0% to 10.5% as of December 31, 2006 and June 30, 2006. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits - A participant’s account balance may be withdrawn upon termination of employment, as defined. A participant’s account balance may be withdrawn before retirement or termination of employment only upon attainment of age 59 1/2 or the incurrence of a proven financial hardship. A participant must commence receiving benefits by age 70 1/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The CheckFree Corporation Company Stock Fund is valued at fair value based on the quoted market price of the underlying stock. Participant loans are valued at remaining principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a stable value investment option, the SunTrust Retirement Stable Asset Fund, to participants. The fund may invest in fixed income insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are included in the net investment income of the statement of changes in net assets available for benefits.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2006,
AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
Adoption of New Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits represents investment contracts at fair value as well as an additional line showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at June 30, 2006.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common collective trust funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents the fair values of investments as of December 31, 2006 and June 30, 2006. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	December 31,	June 30,
	2006	2006
CheckFree Corporation Company Stock Fund, 699,044 and 621,271 shares, respectively	$27,826,003	$30,787,472
SunTrust Retirement 500 Index Fund — Class C, 1,705,132 and 1,771,631 units, respectively	18,977,743	17,508,109
T. Rowe Price Growth Stock Fund, 559,910 and 551,638 shares, respectively	17,474,794	15,556,190
Alliance Bernstein International Value Fund, 577,887 and 30,039 shares, respectively	12,944,664	609,784
Goldman Sachs Structured U.S. Equity A Fund, 338,192 and 322,784 shares, respectively	11,163,714	9,993,395
SunTrust Retirement Stable Asset Fund, 274,617 and 244,010 units, respectively	10,293,125	8,966,620
T. Rowe Price Mid-Cap Value Fund, 327,468 and 270,208 shares, respectively	8,219,442	6,344,436
Dreyfus Premier International Value Fund, 0 and 456,774 shares, respectively	—	9,286,214
Others	40,012,724	36,001,798

	$146,912,209	$135,054,018

During the period ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the period) appreciated/(depreciated) in value as follows:

Mutual Funds	$3,132,810
Common Collective Trust Funds	2,357,930
CheckFree Corporation Company Stock Fund	(5,527,451)

$(36,711)

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2006,
AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and June 30, 2006, and for the period ended December 31, 2006 is as follows:

	December 31,	June 30,
	2006	2006
Net assets:
CheckFree Corporation Common Stock Fund	$27,826,003	$30,787,472

Changes in net assets:
Employer contributions	4,054,382	2,926,182
Net (depreciation)/appreciation in fair value of investments	(5,527,451)	10,904,476
Interest and Dividends	251	317
Transfers in from participant-directed investments	6,545,415	5,654,708
Participant contributions	278,175	455,033
Rollover contributions	17,371	119,994
Transfers to participant-directed investments	(7,228,916)	(9,509,721)
Benefits paid to participants	(1,142,206)	(2,636,569)
Loans issued, net of repayments	41,510	113,452

Net change	(2,961,469)	8,027,872

CheckFree Corporation Common Stock Fund — beginning of period	30,787,472	22,759,600

CheckFree Corporation Common Stock Fund — end of period	$27,826,003	$30,787,472

Note:	As nonparticipant information cannot be separately identified, this information includes both participant and nonparticipant information.
5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 29, 2005, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving this determination letter; however, the Company believes that the Plan is designed and operated in accordance with the applicable sections of the IRC and that the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2006,
AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
6.	RELATED PARTY TRANSACTIONS

Certain Plan investments were held in shares of mutual funds and common collective trust funds managed by SunTrust Banks, Inc., the trustee, as defined by the Plan. Therefore, transactions within these funds qualify as party-in-interest transactions. Fees paid by the Plan for mutual fund investment management services are included as a reduction of the return earned on each fund. Administrative expenses paid on behalf of the Plan by the sponsor, CheckFree Services Corporation, were $13,882 for the period ended December 31, 2006. Fees paid to the Trustees by the Plan were $16,815 for the period ended December 31, 2006.

As of December 31, 2006 and June 30, 2006, the Plan held 699,044 shares and 621,271 shares, respectively, of CheckFree Corporation Company Stock Fund with fair values of $27,826,003 and $30,787,472, respectively. This fund is primarily invested in stock of CheckFree Corporation, the parent of the sponsoring employer.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

December 31,
2006
Net assets available for benefits per the financial statements	$150,383,746
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(87,258)

Net assets available for benefits per the Form 5500	$150,296,488

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the six months ended December 31, 2006. No reconciliation was necessary for the Plan year ended June 30, 2006:

December 31,
2006
Total additions per the financial statements	$10,411,310
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(87,258)

Total income per the Form 5500	$10,324,052

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2006,
AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
8.	SUBSEQUENT EVENTS

On November 1, 2006 the Board of Directors of CheckFree Services Corporation elected to amend the Plan as of January 1, 2007. Effective January 1, 2007 matching contributions from the Company will be made each payroll period and will be in the form of cash as opposed to being made annually via contributions invested in common stock of CheckFree Corporation. The Company’s matching contribution effective January 1, 2007 is guaranteed at 50% of an employee’s semi-monthly contribution, up to 6% of eligible earnings for that period. In addition, effective January 1, 2007, the Plan was amended to eliminate the requirement to keep the matching contribution invested in the stock fund for one year before being transferred to another investment within the Plan. Effective January 1, 2007, the Plan was also amended to eliminate the condition that an employee be employed on the last day of the Plan year and other service conditions for an employee to be eligible to receive an allocation of the employer matching contribution.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4I
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
AS OF DECEMBER 31, 2006

(A)	(B)	(C)		(D)	(E)
		Description of Investment Including
	Identity of Issue, Borrower,	Date, Rate of Interest, Collateral,	Shares /		Current
	Lessor, or Similar Party	Par, or Maturity Value	Units	Cost (1)	Value
*	SunTrust Banks, Inc.	SunTrust Retirement 500 Index Fund — Class C	1,705,132		$18,977,743
	T. Rowe Price Group, Inc.	T. Rowe Price Growth Stock Fund	559,910		17,474,794
	AllianceBernstein Holdings LP	AllianceBernstein International Value A Fund	577,887		12,944,664
	Goldman Sachs	Goldman Sachs Structured U.S. Equity A Fund	338,192		11,163,714
*	SunTrust Banks, Inc.	SunTrust Retirement Stable Asset Fund	274,617		10,293,125
	T. Rowe Price Group, Inc.	T. Rowe Price Mid Cap Value Fund	327,468		8,219,442
	MFS Family of Funds	MFS Total Return — Class A Fund	376,109		6,085,441
	PIMCO Funds	PMCO Total Return — Class A Fund	582,250		6,043,760
	Dreyfus Corporation	Dreyfus Premier New Leaders Fund	107,095		5,133,082
*	SunTrust Banks, Inc.	STI Classic Small Cap Value Equity Fund	279,156		4,600,483
	Goldman Sachs	Goldman Sachs Large Cap Value A Fund	288,029		4,153,378
*	SunTrust Banks, Inc.	STI Classic Small Cap Growth Stock Fund	182,370		3,669,289
	T. Rowe Price Group, Inc.	T. Rowe Price Financial Services Fund	113,926		2,435,734
	T. Rowe Price Group, Inc.	T. Rowe Price Health Sciences Fund	81,669		2,134,003
	Dreyfus Corporation	Dreyfus Premier Technology Growth Fund	85,796		2,125,171
*	SunTrust Banks, Inc.	STI Classic Life Vision Aggressive Growth Fund	43,339		553,875
*	SunTrust Banks, Inc.	STI Classic Life Vision Moderated Growth Fund	40,513		445,642
*	SunTrust Banks, Inc.	STI Classic Life Vision Growth & Income Fund	26,358		335,013
	Columbia Management	Columbia Technology Class Z Fund	5,952		60,830

*	CheckFree Corporation	CheckFree Corporation Stock Fund	699,044	18,595,738	27,826,003
*	Participant Loans	Various participant loans, interest rates ranging from
		5.00% to 10.50%, maturing through 2021			2,237,023

					$146,912,209

*	Party-in-interest

(1)	Cost amounts not presented for participant-directed funds. The CheckFree Corporation Common Stock Fund is composed of nonparticipant and participant directed funds.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CheckFree Services Corporation, the sponsor and plan administrator of the CheckFree Services Corporation 401(k) Plan

Dated: June 29, 2007	By:	/s/ David E. Mangum

Name: David E. Mangum
Title: Executive Vice President and Chief Financial Officer, CheckFree Services Corporation

Dated: June 29, 2007	By:	/s/ Medgar D. Scott

Name: Medgar D. Scott
Title: Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm